Potbelly Sandwich Works
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We're excited to share that Potbelly has entered into an agreement to be acquired by RaceTrac, a leading convenience retailer with deep roots in serving communities.

"RaceTrac's strategic vision, including their commitment to quality, align perfectly with our mission to delight customers with great food and good vibes. We have positioned Potbelly for accelerated franchise-led growth in recent years, and this transaction fortifies our path while delivering certain and immediate value to our shareholders. With RaceTrac's resources, we will unlock new opportunity for this incredible brand while staying true to the neighborhood sandwich shop experience that makes Potbelly special." – Potbelly CEO Bob Wright

Press Release: https://shorturl.at/3fGvm

Review important and required disclosure related to this information here: https://lnkd.in/eNCj8ayP.


POTBELLY
SANDWICH WORKS
RaceTrac

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